THIRD
               QUARTER
               REPORT
                1994

             STRAWBRIDGE
             &  CLOTHIER


To Our Shareholders:

   In the third quarter of the fiscal
year 1994, ended October 29, sales were
$226,559,000 compared to $223,639,000
for the same period last year, an
increase of 1.3%.  Earnings for the
quarter were $525,000 compared to
earnings of $69,000 in the prior year's
quarter.  Earnings per share were $.05
compared to earnings of $.01 in last
year's third quarter.

   Sales for the first three quarters of
the fiscal year were $657,756,000
compared to $645,808,000 last year, an
increase of 1.9%.  Year-to-date the
Company incurred a loss of $218,000
compared to a loss of $5,610,000 last
year.  Loss per share was $.02 in 1994
compared to a loss per share of $.54 in
1993.

   We were pleased that despite the
small increase in sales, earnings
performance improved for the quarter.
Cost of sales decreased to 74.2% of
sales from 74.6% of sales last year
because of a reduction in occupancy and
buying costs.  The decrease in selling,
general and administrative costs to
19.2% of sales from 19.5% reflects
continued emphasis on expense control.

   On November 14, 1994, the Company
announced that an agreement had been
signed to lease the office building
attached to the Concord Mall, in New
Castle County, Delaware.  This three-
level, 54,000 square foot building will
become the first Strawbridge & Clothier
Home Furnishings Store, scheduled to
open in the spring of 1995. The
relocation of home furnishings into a
separate store will allow for a major
renovation of the existing Strawbridge &
Clothier Concord store, to be completed
next fall.

     In Clover, two new stores have been
announced. On September 27, 1994, ground breaking took place for construction of Clover Brandywine, a 94,000 square foot store in New Castle County, Delaware, across from the Concord Mall, mentioned above. This store will complement the Kirkwood Plaza
Clover store in the southwest section of the county, and is expected to open in the summer of 1995.

     A lease agreement for Clover's 27th
store has been signed, to be located on the street and second floor levels of the former
Gimbels/Sterns building on Market Street East in Philadelphia. This 130,000 square foot store, to be named "Clover at the Gallery", is planned for a summer, 1995 opening. The store will be an important addition to the successful Gallery at Market East shopping center, immediately adjacent to the Company's headquarters location.

Francis R. Strawbridge III   Peter S. Strawbridge
Chairman of the Board              President


STRAWBRIDGE & CLOTHIER
===============================================================================

Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

===============================================================================



                  Thirteen Weeks       Thirty-nine Weeks       Trailing Year
                      Ended                  Ended                 Ended
                -----------------      -----------------     ------------------
                10/29/94 10/30/93      10/29/94  10/30/93     10/29/94 10/30/93
                -------- --------      --------  --------     -------- --------

Net sales       $226,559 $223,639      $657,756  $645,808     $996,563 $977,832
Other income,
  net of other
  deductions         546      583         1,648     1,695        2,365    2,622
                -------- --------      --------  --------     -------- --------
                 227,105  224,222       659,404   647,503      998,928  980,454

Cost of sales    168,000  166,941       495,586   493,312      736,175  729,653
Selling, general
  and administra-
  tive costs      43,590   43,532       121,728   122,294      171,269  170,787
Depreciation       7,311    7,241        22,242    21,600       29,471   28,606
Interest           5,007    5,302        14,362    15,637       19,634   21,124
Provision for
  doubtful
  accounts         2,409    1,414         5,824     3,538        7,010    5,465
                -------- --------      --------  --------     -------- --------
                 226,317  224,430       659,742   656,381      963,559  955,635
                -------- --------      --------  --------     -------- --------
Earnings (loss)
  before income
  taxes              788     (208)         (338)   (8,878)      35,369   24,819
Provision for
  income taxes
  (benefit)          263     (277)         (120)   (3,268)      12,250    8,142
                -------- --------      --------  --------     -------- --------
NET EARNINGS
  (LOSS)        $    525 $     69      $   (218) $ (5,610)    $ 23,119 $ 16,677
                ======== ========      ========  ========     ======== ========

NET EARNINGS
  (LOSS) PER
  SHARE            $0.05    $0.01        $(0.02)   $(0.54)       $2.22    $1.62

Average shares
  outstanding     10,444   10,367        10,409    10,299       10,399   10,297

============================================
Condensed Consolidated
Balance Sheets (Unaudited)
(in thousands)
============================================

Assets                 10/29/94     10/30/93
                       --------     --------
Current assets:
Cash and
  equivalents          $  2,640     $    655
Accounts receivable,
  net                   185,407      166,394
Merchandise
  inventories           224,087      210,664
Other current assets     11,098       63,409
                       --------     --------
Total current assets    423,232      441,122
Property, fixtures and
  equipment, net        299,540      301,672
Other assets             12,211        5,459
                       --------     --------
                       $734,983     $748,253
                       ========     ========

Liabilities and
Shareholders' Equity
Current liabilities:
Notes payable          $100,000     $ 80,500
Accounts payable         98,629       84,996
Other                    31,723       75,300
                       --------     --------
Total current
  liabilities           230,352      240,796
Long-term debt and
  and capital lease
  obligations           200,269      217,151
Other liabilities        60,123       59,379
Shareholders'equity     244,239      230,927
                       --------     --------
                       $734,983     $748,253
                       ========     ========



            DEPARTMENT STORES
      Philadelphia     Exton
           Ardmore     Christiana
       Cherry Hill     Burlington
       Springfield     Concord
  Plymouth Meeting     The Court at
         Neshaminy       King of Prussia
           Echelon     Willow Grove Park

        Concord Home Furnishings
          (Opens Spring 1995)

               CLOVER STORES
           Marlton     Warrington
         Blackwood     Cheltenham
       Cinnaminson     Whitehall Mall
       Morrisville     Palmer Park
     Center Square     Rising Sun Plaza
    Baltimore Pike     Township Line
          Westmont     Park City
           Andorra     Penrose Plaza
    Frankford Ave.     Whiteland
      Cottman Ave.       Towne Center
        Bucks Mall     Shore Mall
       Mercerville     Kirkwood Plaza
       Granite Run     Ralph's Corner

               Brandywine
           (Opens Summer 1995)

                 Gallery
           (Opens Summer 1995)

    TRANSFER AGENT AND RECORD KEEPER

    Please direct address changes and
   inquiries regarding stock transfer,
   registration and record keeping to:

   Mellon Securities Transfer Services
             P.O. Box 444
         Pittsburgh, PA 15230